UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting Results

On March 25, 2020, Stealth BioTherapeutics Corp (the “Company”) held its 2020 Annual General Meeting (the “AGM”). All of the resolutions duly proposed in the Notice of Annual General Meeting were approved at the AGM. The resolutions are described in the Company’s proxy statement for the AGM.

The voting results for each of the resolutions is set forth below.

	For	Against
Resolution 1
Re-election of Gerald Lokchung Chan as Class I Director	266,101,555.334	40,971

Re-election of Edward P. Owens as Class I Director	266,101,555.334	40,971

Resolution 2
Increase of Authorised Share Capital	266,142,526.334	0

Resolution 3
Adoption of 2020 ADS Incentive Plan	266,142,526.334	0

Resolution 4
Amendments to 2019 Share Incentive Plan	266,142,526.334	0

The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date:	April 3, 2020